Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Executive Chairman Takes Leave of Absence

Toronto: April 30, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that Mr. Colin Benner, the Company’s Executive Chairman, is taking a leave of absence for health reasons. Mr. Ron Smith, the Company’s Lead Director, will serve as Non-Executive Chairman in the interim. Mr. Smith has been a non-executive director of the Company since 2009 and is chair of the Audit Committee.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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